DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Edward H. Batts edward.batts@dlapiper.com T 650.833.2073 F 650.687.1106

July 19, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 20549-3561
Attn: Ms. Jan Woo, Esq.
Staff Attorney

Re:	OCZ Technology Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 2, 2010
File No. 333-166990

Dear Ms. Woo:

This letter is submitted on behalf of OCZ Technology Group, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (filed July 2, 2010, Registration No. 333-166990), as set forth in your letter to Mr. Ryan Petersen dated July 19, 2010.  We are filing via EDGAR Amendment No. 2 to the Registration Statement in response to the Staff’s comments.  For reference purposes, the text of your letter dated July 19, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the pages of Amendment No. 2 that have been revised in response to the comment.

Form S-1

Selling Stockholders, page 25

1.
We note that you still have not disclosed the individuals who exercise the voting and dispositive powers with respect to Cirrus Financial Communications.  Please provide the disclosure requested in prior comment 4 or advise us why you believe that this information is not required.

Response:  The Company has redacted the shares related to Cirrus Financial Communications from the Registration Statement.

2.
In prior comment 6, we asked that you describe in this section all transactions in which the selling shareholders received their shares of common stock, but you do not appear to have done so.  Please revise your document as requested, or advise.

Response:  The Company has inserted an explicit reference to the common stock and warrant private placement that closed in March 2010.

U.S. Securities and Exchange Commission
July 19, 2010
Page Two

Form 10-Q for the quarterly period ended May 31, 2010

Exhibits 31.1 and 31.2

3.
We note that the certifications by the Chief Executive Officer and Chief Financial Officer do not include paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  Please refile the Form 10-Q with revised certifications that are set forth exactly as they appear in Item 601(b)(31)(i) of Regulation S-K.  In addition, please update the section entitled “Incorporation of Certain Information by Reference” of the Form S-1 to incorporate the filing, as amended, into the registration statement.

Response:  The Company has filed Amendment No. 1 to the Form 10-Q that contains corrected certifications.

Very truly yours,

DLA Piper LLP (US)

/s/ Edward H. Batts

Edward H. Batts
Partner

cc:	Kerry T. Smith (OCZ Technology Group, Inc.)
Tan Dinh (OCZ Technology Group, Inc.)